Jose Gordo

Akerman Senterfitt
One Southeast Third Avenue
25th Floor
Miami, Florida 33131
Tel: 305.374.5600
Fax: 305.374.5095
July 8, 2011
VIA EDGAR
Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	The GEO Group, Inc. and Subsidiary Guarantors Amendment No. 1 to Registration Statement on Form S-4 Filed June 2, 2011 File No. 333-173462
Dear Ms. Long:
     On behalf of The GEO Group, Inc. (“GEO”), we hereby respond to the Staff’s comment letter, dated June 19, 2011, regarding the above referenced Amendment No. 1 to Registration Statement on Form S-4 (“Form S-4”). Please note that we are simultaneously filing Amendment No. 2 to Form S-4 (“Amendment No. 2”). We are providing two courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Form S-4. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.
General
1.	We note your response to comment 1 of our letter dated May 9, 2011. Please revise your supplemental letter to include a representation that you and the guarantors further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the Exchange Notes.

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES
NEW YORK    ORLANDO    PALM BEACH    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

Pamela Long, Assistant Director
July 8, 2011

     Response:
     Contemporaneously with the submission of this response letter and the filing of Amendment No. 2, GEO is filing a revised supplemental letter that includes the additional representation requested.
     Cover Page of Prospectus
2.	Please move the information in the second bolded paragraph after the table of contents to the cover page of the prospectus.
     Response:
     In response to the Staff’s comment, GEO has moved the requested disclosure to the cover page of the prospectus.
     Exhibit 5.1
3.	Please delete the assumptions in section (g) on page 2.
     Response:
     In response to the Staff’s comment, we have revised the assumptions set forth in Section (g) on page 2 of the Exhibit 5.1 opinion.
4.	With respect to the assumptions in section (c), (d), and (e) on page 2, please include “other than the Subsidiary Guarantors.”
     Response:
     In response to the Staff’s comment, we have revised the assumptions set forth in Section (c), (d) and (e) on page 2 of the Exhibit 5.1 opinion so that the parenthetical reads “(other than the Company and each of the Florida and Delaware Subsidiaries)” since our opinion covers matters of Florida and Delaware law.
5.	Because investors may rely on counsel’s opinion, please delete the first sentence of the last paragraph on page 3.
     Response:
     In response to the Staff’s comment, we have revised the first sentence of the last paragraph on page 3.

Pamela Long, Assistant Director
July 8, 2011

6.	We note that the opinion is limited by its date on page 3. The legal opinion must speak as of the effective date of the registration statement. Please have counsel review its opinion accordingly.
     Response:
     In response to the Staff’s comment, we have filed a revised Exhibit 5.1 opinion covering the validity of the securities being offered and matters of Florida and Delaware law, as well as an Exhibit 5.2 opinion covering matters of Alaska law, an Exhibit 5.3 opinion covering matters of California law, an Exhibit 5.4 opinion covering matters of Illinois law, and an Exhibit 5.5 opinion covering matters of Colorado law. All the opinions are dated as of today and it is GEO’s intention and desire to go effective on the Form S-4, as amended, as soon as possible upon the SEC’s completion of its review process. GEO is contractually required to go effective by no later than August 9, 2011.
     In connection with responding to the Staff’s comments, GEO has acknowledged in Exhibit A to this letter the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela Long, Assistant Director
July 8, 2011

     We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely, AKERMAN SENTERFITT
/s/ Jose Gordo
Jose Gordo
For the Firm

cc:	Securities and Exchange Commission
  Sherry Haywood, Esq., Staff Attorney
  Craig Slivka, Special Counsel

The GEO Group, Inc.
  John J. Bulfin, Esq., Senior Vice President and General Counsel
  Brian R. Evans, Senior Vice President and Chief Financial Officer

Akerman Senterfitt
  Stephen K. Roddenberry, Esq.
Esther L. Moreno, Esq.

EXHIBIT A
THE GEO GROUP, INC.
One Park Place, Suite 700
621 NW 53rd Street
Boca Raton, FL 33487
July 8, 2011
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated June 19, 2011, The GEO Group, Inc. (“GEO”) acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.
By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer